

March 4, 2014

<u>Via E-Mail</u>
James W. Preuninger
Chief Executive Officer
Amber Road, Inc.
One Meadowlands Plaza
East Rutherford, New Jersey 07073

> **Re: Amber Road, Inc.**
> **Registration Statement on Form S-1**
> **Filed on February 10, 2014**
> **File No. 333-193858**

Dear Mr. Preuninger:

We have reviewed your letter dated February 10, 2014, and the above-referenced registration statement. Where we reference prior comments, we are referring to our November 7, 2013 letter.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations</u>

<u>Critical Accounting Policies</u>

<u>Stock-Based Compensation</u>

<u>Common Stock Valuations, page 47</u>

1.   We note that the common stock value underlying the options issued in September 2013 was $5.39. We also note on page F-9 that based upon a third-party valuation as of the acquisition date, September 3, 2013, the fair value of common stock issued was $6.44. Please explain the difference in the fair value of the common stock used for the option grant compared to the common stock issued in September 2013.

<u>Business</u>

<u>Our Customers, page 79</u>

2.   Although you do not track average revenues from enterprise and mid-market customers for purposes of managing your business, you provide that data for 2013 in the current filing and provided the corresponding 2012 information in prior submissions. Please provide the corresponding information for 2012 to provide historical context for the disclosure in this section.

3.   You disclose average revenues for certain representative customers, yet we are unable to locate information tying such averages to specific time periods. Please revise to provide such information.

Certain Relationships and Related Party Transactions, page 105

4.   You state that the financial terms of Mr. Chang's employment letter are immaterial in amount and significance to the Company in relation to the Company's overall expenses. Please tell us why you believe the rights and obligations under this agreement are immaterial. For additional guidance, *see* Staff Accounting Bulletin No. 99.

5.   You state that Mr. Chang will be entitled to his pro-rata portion of the consideration attributable to the Easycargo Acquisition. Please disclose Mr. Chang's ownership stake in that entity, and the actual amount of consideration paid and payable to him.

Principal and Selling Stockholders, page 108

6.   Footnotes 1, 2, 3, and 4 contain disclaimers of beneficial ownership. Beneficial ownership disclosure in this table is based on voting and/or investment power. See Instruction 2 to Item 403 of Regulation S-K and Exchange Act Rule 13d-3. To the extent that you retain these disclaimers, please provide us with a legal analysis supporting your belief that beneficial ownership disclaimers are proper outside of filings on Schedules 13D and 13G, and disclose who has voting and/or investment power over the disclaimed shares.

Shares Eligible for Future Sale, page 116

7.   In the third paragraph, you state that the lock-ups may be released by Stifel, Nicholaus & Company without notice. Tell us whether FINRA rule 5131 is applicable to Stifel, and if so, revise your disclosure as appropriate. Also disclose the total number of shares subject to lock-up agreements with Stifel, and the total number of shares subject to restrictions as a result of your equity compensation plans.

Consolidated Financial Statements

Note 2. Acquisition, page F-9

8.   We note that the fair value of certain purchase consideration was "determined by" a third-party valuation and that you obtained third-party valuations for the intangible assets acquired. Please describe the nature and extent of the specialists' involvement in determining the fair value of the purchase consideration and the assets acquired. Please see Question 141.02 of our Compliance and Disclosure Interpretations at *http://www.sec.gov/divisions/corpfin/guidance/sasinterp.htm* for guidance.

James W. Preuninger
Amber Road, Inc.
March 4, 2014
Page 3

Note 9. Stockholders' Equity

(n) Restricted Stock, page F-28

9. We note from your response to prior comment 5 that you have treated the restricted stock as an equity award in your financial statements. Please explain to us how you concluded that equity classification was appropriate and cite the authoritative guidance you relied upon. In this regard, we note that you previously represented to us in prior comment 53 of your letter dated September 12, 2013 that restricted shares with repurchase rights were accounted for as liabilities. Please advise.

You may contact Morgan Youngwood, Staff Accountant, at (202) 551-3479, or Christine Davis, Assistant Chief Accountant at (202) 551-3408, if you have questions regarding comments on the financial statements and related matters. Please contact Ivan Griswold, Attorney-Advisor, at (202) 551-3853 or, in his absence, me at (202) 551-3488 with any other questions.

Sincerely,

/s/ Mark P. Shuman

Mark P. Shuman
Branch Chief - Legal

cc: Via E-Mail
        Ira L. Kotel, Esq.
        Dentons US, LLP